SECURE COMPUTING CORPORATION

4810 Harwood Road

San Jose, CA 95124

(408) 979-6100

PRIVILEGED AND CONFIDENTIAL

SUBMITTED VIA EDGAR

March 26, 2007

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Jeffrey Werbitt

Re:	Secure Computing Corporation
Response to SEC Review Comments dated 12/13/06
Commission file no: 000-27074

Dear Gentlemen:

This letter is in response to a letter dated December 13, 2006 to Secure Computing Corporation (the “Company”) regarding the Company’s Form S-3 filed with the SEC on November 17, 2006 (File No. 333-138826). The following responses are keyed to the Staff’s comments.

Form S-3

General

1. We note that you have outstanding accounting comments regarding your Form 10-K for the fiscal year end December 31, 2005 and your Form 10-Q for the period ended September 30, 2006. Please be advised that your accounting comments must be resolved prior to the effectiveness of the above referenced registration statement.

The Company understands that the registration statement will not be declared effective until all outstanding accounting comments have been resolved.

2. We note that 10 million shares being registered for resale pursuant to this registration statement were issued to former stockholders of CiperTrust, Inc. Please advise of the exemption you relied upon to issue these securities and explain the basis for your belief that the relied upon exemption was available to Secure Computing for this transaction.

The issuance of 10 million shares of Company common stock (the “Stock”) was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), and pursuant to Rule 506 of Regulation D of the Securities Act. The requirements of Rule 506 were satisfied as follows:

Rule 506 Requirement	Basis for Satisfying Requirement
Rule 506(b)(1) General Conditions	The Company believes all conditions of Rules 501 and 502 have been satisfied. See below.

Rule 506(b)(2) Specific Conditions

(i) Number of Purchasers: The Company reasonably believes there are no more than 35 “purchasers” (as defined by Rule 501) of the Stock. Each stockholder of Ciphertrust who was sold Stock received a questionnaire soliciting information about whether he is “accredited” (as defined by Rule 501). Based on the information provided in these questionnaires, the Company concluded that all but 20 investors in the Stock were accredited. Because accredited investors are not considered “purchasers” under Rule 501, the Company concluded that there were not more than 35 “purchasers.”

(ii) Nature of Purchasers: Prior to the sale of the Stock, the Company received a written representation from each purchaser who is not an accredited investor that he has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of an investment in the Stock.

Rule 502(a) Integration	The Company reviewed all offers and sales of securities made within six months of the sale of the Stock and concluded that there were no offers and sales of securities that should be integrated with the sale of the Stock.

Rule 502(b)(2) Information Requirement

(i) Approximately 30 days prior to the sale of the Stock, each purchaser was sent a copy of the Company’s most recent Annual Report on Form 10-K for the year ended December 31, 2005 and quarterly report on Form 10-Q for the quarter ended June 30, 2006.

(ii) Approximately 30 days prior to sale of the Stock, each purchaser was notified in writing of the purchasers’ opportunity to ask questions and receive answers and additional information concerning the terms and conditions of the sale of the Stock.

(iii) At the time the transaction was submitted to stockholders of Ciphertrust for approval, purchasers of the Stock were provided with written information about any terms and arrangements that were materially different from those of all other security holders.

(iv) Approximately 30 days prior to sale of the Stock, each purchaser was notified in writing of the limitations on resale of the Stock.

Rule 502(c) Prohibition on General Solicitation and Advertising	Neither the Company nor anyone acting on its behalf engaged in any form of general solicitation or general advertising.

Rule 502(d) Limitations on Resale

(i) Each purchaser was notified in writing of the limitations on resale.

(ii) Each purchaser was notified in writing prior to sale of the Stock that the Stock has not been registered and cannot be resold unless registered or unless an exemption is available.

(iii) The transfer agent for the Stock has been instructed to place legends on any share certificates evidencing the Stock.

Rule 503	A Form D was filed with the Securities and Exchange Commission and in each state where the individual investors reside.

Cover Page

3. To the extent that your Form S-3, File No. 333-132130, continues to offer 7,470,792 shares of common stock issuable upon conversion to Warburg Pincus Private Equity, please revise your cover page to disclose this concurrent offering.

We have revised the Registration Statement to comply with the Staff’s request.

Selling Stockholders, page 16

4. Please identify the natural person or persons who exercise voting and/or dispositive power over the shares held of record by all non-natural persons. For example, but without limitation, it does not appear that you disclose the natural person or persons who exercise voting and/or dispositive power of SYS Ventures, each Greylock entity and USVP entity and Hitachi Systems & Services. See Rule 13d-3, by analogy, Item 507 of Regulation S-B, Interp. I.60 of Telephone Interp. Manual (July 1997) and Interp. 4S of Reg. S-K section of the supplement to the Telephone Interp. Manual (March 1999). Alternatively, advise whether you plan to include this natural person disclosure in a prospectus supplement following effectiveness.

We have revised the Registration Statement to comply with the Staff’s request.

Part II, page II-1

Item 16. Exhibits, page II-2

5. We note that your legality opinion, filed as Exhibit 5.1, states that the “opinion is limited to “the General Corporation Law of the State of Delaware.” Upon responding to this comment letter, pleas include a written confirmation from your counsel confirming to us that it concurs with the staff’s understanding that the reference and limitation to ““the General Corporation Law of the State of Delaware” includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Heller Ehrman LLP concurs with the Staff’s understanding that the reference and limitation in Heller Ehrman’s legal opinion to the Delaware General Corporations Law includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

You may contact the undersigned at (408) 979-6182 with questions or our legal counsel, Kyle Guse of Heller Ehrman LLP at (650) 324-6715.

Very truly yours,

/s/ Mary Budge
Mary Budge
Senior Vice President, Secretary and General Counsel of Secure Computing Corporation

/s/ Kyle Guse
Kyle Guse
Heller Ehrman LLP
(in connection with Comment 5 only)

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